KANE KESSLER, P.C.
1350 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10019
(212) 541-6222

August 5, 2010

Via Edgar, Federal Express and Facsimile ((202) 772-9203)

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628

Attn:	Mellissa Campbell Duru, Esq.
Special Counsel
Office of Mergers and Acquisitions

Re:	Crown Crafts, Inc.
Definitive Additional Materials filed on Schedule 14A
filed July 29, 2010 (“July 29, 2010 Filing”) by

Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, Wynnefield Small Cap Value Offshore Fund, Ltd., Wynnefield Capital Management, LLC, Wynnefield Capital, Inc., Channel Partnership II, L.P., Wynnefield Capital, Inc. Profit Sharing & Money Purchase Plan, Nelson Obus, Joshua H. Landes, Jon C. Biro, and Melvin L. Keating

File No. 1-07604

Dear Ms. Duru:

          We are submitting today in electronic format with the Securities and Exchange Commission (the “Commission”), pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and Regulation S-T, Definitive Additional Materials filed on Schedule 14A (the “DFAN”) by Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, Wynnefield Small Cap Value Offshore Fund, Ltd., Wynnefield Capital Management, LLC, Wynnefield Capital, Inc., Channel Partnership II, L.P., Wynnefield Capital, Inc. Profit Sharing & Money Purchase Plan, Nelson Obus, Joshua H. Landes, Jon C. Biro, and Melvin L. Keating (collectively, the “Wynnefield Group”) with respect to the 2010 Annual Meeting of Crown Crafts, Inc. (the “Company”).

          The DFAN has been revised in response to the Staff’s comments contained in the Commission’s letter of comment dated July 30, 2010 (the “Staff Letter”). In connection therewith, set forth on Schedule A hereto are responses of the Wynnefield Group to the Staff’s comments, which have been listed in the order of the comments from the Staff Letter. We are also attaching as Schedule B hereto the acknowledging statement required from each of the filing persons regarding the Staff comments.

          Please feel free to contact me at (212) 519-5101 with any questions regarding the foregoing.

Very truly yours,

/s/ Jeffrey S. Tullman

Jeffrey S. Tullman

Enclosures

cc:	Nelson Obus
Max Batzer
Stephen Zelkowicz

Schedule A
Responses of the Wynnefield Group to the
Commission Staff Comment Letter dated July 30, 2010

General

1.

We remind you of prior comment 5 of our initial letter dated July 8, 2010. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Please provide support for the assertion that the Board reverted to actions that were worse for non Board management/stockholders following the 2007 and 2008 elections. Similarly, please provide support for the assertion that each of the nominees possesses Board “turnaround experience.”

o

The basis for the Wynnefield Group’s assertion that the Board reverted to actions that were worse for non Board management/stockholders following the 2007 and 2008 elections is supported by the following:

•

On June 29, 2007, three days after the Wynnefield Group notified the Company that it intended to nominate and seek to elect two individuals to the Company’s Board at its 2007 Annual Meeting of Stockholders, the Company issued a press release announcing to its stockholders that it intended to spend up to $6 million to repurchase its common stock between July 1, 2007 and July 1, 2008. Following the repurchase of 141,520 shares from the Company’s CEO on February 19, 2008, the Company subsequently terminated its stock repurchase program.

•

One of the intended purposes of the Standstill Agreement dated as of July 1, 2008, was to maintain for a two year period leading up to the 2010 Annual Meeting the status quo and a level playing field between the Company and the Wynnefield Group. The Wynnefield Group agreed not to increase its stock ownership nor engage in any solicitations during the standstill period. The Company agreed not to increase the size of its board, create new classes of directors and/or securities or otherwise take any action intended to accomplish the foregoing such as amending its charter documents. However, during the standstill period, in violation of the spirit, if not the letter of the Standstill Agreement, the Company effected the following changes:

			o	In September 2008, two months after entering into the Standstill Agreement, the Company doubled the annual cash retainer paid to non-employee directors from $20,000 to $40,000.

	o	On April 14, 2009, the Company, without stockholder approval, amended its rights agreement to extend the “Final Expiration Date” from March 31, 2009 to March 31, 2014.

o

The basis for the Wynnefield Group’s assertion that each of its nominees possesses Board “turnaround experience.” is supported by the following information derived from the public filings of the respective companies identified below:

Melvin L. Keating:

	o	Member of the board of directors of White Electronic Designs Corp. in February 2009 and served until the company was sold in April 2010.

	•	When Mr. Keating joined the White Electronic Designs board of directors, the company was run by and predominantly for the benefit of the founding stockholder. The stock price was $4.06.

•

As chairman of the strategic committee of the board, he directed the process resulting in the sale of White Electronic Designs at $7 cash per share in a tender offer that closed in April 2010 – an increase of 75% above the price on the day he joined the board and approximately 25% above the pre-transaction price the day prior to the announcement.

o	Member of the board of directors of Aspect Medical Systems, Inc. from June 2009 until it was sold in November 2009.

	•	When Mr. Keating was initially proposed as a member of the Aspect Medical Systems board of directors, the stock price was approximately $4.29.

	•	Legacy directors and management were intent to maintain the status quo.

•

As a member of the strategic review committee of the board, Mr. Keating pressed the board to conduct a robust auction process, resulting in the sale of Aspect Medical Systems at the price of $12 per share in November of 2009 – an increase of 179% in seven months.

o	Served as President and Chief Executive Officer of Alliance Semiconductor Corporation from 2005 to 2008.

•

Prior to Mr. Keating joining Alliance Semiconductor, its market cap had fallen from approximately $1.5 billion to approximately $90 million, its price had dropped to approximately $2.70 per share and the company’s core businesses and revenues were shrinking rapidly and the company’s losses accelerated.

	•	Upon appointment initially, as interim, and subsequently as President and Chief Executive Officer, Mr. Keating commenced a 90-day strategic review of Alliance Semiconductor’s entire business model, operations, assets and financial condition.

•

As a result of his strategic review, he determined an orderly liquidation of the company would yield greater value, and Mr. Keating initiated a strategic plan to radically cut costs, sell assets and shed businesses, that resulted in an aggregate distribution to shareholders of $4.44 per share in cash dividends. Following such distribution, the company still possesses a large NOL and owns significant securities.

Jon C. Biro:

	o	Member of the board of directors of ICO, Inc. from December 2002 to January 2008.

		•	Was appointed CFO in 2002 and shortly thereafter interim CEO, when price of stock had dropped below $1.00 per share and the company was generating significant losses.

•

As result of cost cutting measures he introduced, consolidating facilities and identifying new areas of revenue growth, ICO’s revenue grew from approximately $181 million to $418 million and the company achieved solid profitability.

•

When he departed in January 2008, the price of the stock had risen to $12.50 per share, and when the company was ultimately sold in April 2010, ICO shareholders received a one day premium of 46.2% and a 60 day premium of 72%.

	o	Member of the board of directors of Aspect Medical Systems, Inc. from June 2009 until the company was sold in November 2009.

		•	When Mr. Biro was initially proposed as a member of the Aspect Medical Systems board of directors, the stock price was approximately $4.29.

		•	Legacy directors and management were intent to maintain the status quo.

•

As a member of the audit committee of the board, Mr. Biro pressed the board and management to slash costs, resize and restructure the business, and position the company for sale. Following a robust auction process, Aspect Medical Systems was sold in November 2009 for $12 per share, an increase of 179% in seven months.

2.

We refer to the statement that “the management controlled Board of Crown Crafts is [now] in real danger of being unable to preserve the status quo…” Please be mindful of Rule 14a-9 and avoid statements which could be read as predictive of the results of the solicitation.

The Wynnefield Group notes the Staff’s comment and, in response to this comment, the Wynnefield Group advises the Staff that in future soliciting materials it will avoid statements which could be read as predictive of the results of the solicitation.

3.

We remind you of prior comment 1 of our letter dated July 14, 2010. Please file revised materials to correct the assertion that the Board voted down the opportunity to undertake a strategic review. In this regard, as noted in our prior comments, although the participants may take issue with the type of review conducted or methodology used, there does not appear to be any basis for stating that the Board “voted down the opportunity to undertake a complete strategic examination…” Please file revised materials consistent with this comment.

The Wynnefield Group notes the Staff’s comment and, in response to this comment, has revised page 1 of the July 29, 2010 Filing to delete the statement that “the Board simply voted down the opportunity to undertake a complete strategic examination - including a valuation of the Company.”

4.

As noted in prior comments, in future soliciting materials, please contextualize statements regarding your nominees’ abilities to effect change if elected by consistently referencing throughout the disclosure that they would constitute only a minority of the Board if elected.

The Wynnefield Group notes the Staff’s comment and, in response to this comment, the Wynnefield Group advises the Staff that it has revised the July 29, 2010 Filing accordingly, and in future soliciting materials, will consistently reference where applicable throughout the disclosure that our nominees would constitute only a minority of the Board if elected.

5.

In future filings, please avoid making statements that are unsupported. In this regard, there does not appear to be a basis for the statement that without the Wynnefield nominees on the Board, there will “certain[ly]… be no meaningful strategic change at Crown Crafts…”. Similarly, please avoid making the statement that without the Wynnefield nominees, the participants are “certain” a valuation “will never be undertaken…”

We call to the Staff’s attention that two independent proxy advisory services share the Wynnefield Group’s views that without Wynnefield Group’s nominees on the Board, there will “certain[ly]… be no meaningful strategic change at Crown Crafts…” or that a valuation “will never be undertaken…”:

•

Institutional Shareholder Services, Inc., an independent proxy voting and corporate governance firm, stated in its August 4, 2010 report that “…it appears dissident activism may have been largely responsible for triggering the strategic review process as well as the announcements about the dissolution of the long standing poison pill, the focus on growing international revenues and management’s intentions to broaden awareness of the company by actively engage in investor/industry conferences.”

•

Proxy Governance, Inc., an independent proxy voting and corporate governance firm, stated in its July 30, 2010 report that “…doubt over the board’s ability to objectively review Crown Crafts’ challenges and strategic options remains.”

Nonetheless, in response to the Staff’s comment, the Wynnefield Group advises the Staff that in future filings, it will avoid making statements that are unsupported.

6.

We note that the participants characterize the Standstill Agreement as an effort to “freeze” them from acting. In future filings, please provide balance to any similar statement by disclosing that the participants voluntarily negotiated and agreed to terms outlined in the Standstill Agreement.

As discussed in response Staff comment 1 above, we call to the Staff’s attention that, during the standstill period the Company effected several changes, which, in Wynnefield Group’s opinion, violated the spirit of the Standstill Agreement, if not its letter, to maintain the status quo.

Notwithstanding the foregoing, in response to the Staff’s comment, the Wynnefield Group advises the Staff that in future soliciting materials it will disclose where applicable that the participants voluntarily negotiated and agreed to terms outlined in the Standstill Agreement.

7.

We refer to prior comment 5 of our letter dated July 14, 2010 and your deletion of assertions in the proxy statement relating to Mr. Chestnut’s absences. Please refrain from making unsupported assertions regarding Mr. Chestnut’s absence and/or implying the reasons for such absences without setting forth the basis for your statements. Provide us supplementally with support for the assertions made. We may have further comment.

	o	We advise the Staff supplementally that the basis for the Wynnefield Group’s assertions relating to Mr. Chestnut’s absences for a serious health condition is the following:

•

In 2009, Mr. Nelson Obus, a principal of the Wynnefield Group, was informed by contacts within the infant/juvenile products industry that Mr. Chestnut had undergone a second heart bypass operation. Mr. Obus called Mr. Zenon S. Nie, the Company’s lead director, to verify this information and discuss succession planning in light of Mr. Chestnut’s condition. During that telephone conversion, Mr. Nie confirmed to Mr. Obus that

Mr. Chestnut had undergone a second heart bypass operation and was recovering out of the office.

•

The Company has subsequently confirmed the Wynnefield Group’s statement. We call to the Staff’s attention the Company’s July 30, 2010 letter to stockholders stating that in 2009 Mr. Chestnut “underwent heart bypass surgery” and was out of the office for “two weeks.”

Schedule B

          The undersigned (the “Filing Persons”), in response to the Securities and Exchange Commission’s (the “Commission”) letter of comment dated July 30, 2010, do hereby acknowledge that:

●	the Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Filing Persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Wynnefield Partners Small Cap Value, L.P.	Wynnefield Partners Small Cap Value, L.P. I
By: Wynnefield Capital Management LLC, its General Partner	By: Wynnefield Capital Management LLC, its General Partner

By:	/s/ Nelson Obus	By:	/s/ Nelson Obus

Co-Managing Member		Co-Managing Member

Wynnefield Small Cap Value Offshore Fund, Ltd.		Wynnefield Capital Management, LLC
By:	Wynnefield Capital, Inc.	By:	/s/ Nelson Obus

Co-Managing Member
By:	/s/ Nelson Obus

President

Wynnefield Capital, Inc.		Channel Partnership II, L.P.

By:	/s/ Nelson Obus	By:	/s/ Nelson Obus

President		General Partner

/s/ Joshua H. Landes		/s/ Nelson Obus

Joshua H. Landes		Nelson Obus

/s/ Jon C. Biro		/s/ Melvin L. Keating

Jon C. Biro		Melvin L. Keating